Cheniere Energy Partners LP Holdings, LLC
700 Milam Street, Suite 1900
Houston, TX 77002
Tel: (713) 375-5000
Fax: (713) 375-6000

December 13, 2017

VIA EDGAR

Mr. William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 9, 2017
File No. 1-36234

Dear Mr. Thompson:

Set forth below are the responses of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (the “Company”, “we” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2017, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 filed February 24, 2017 (the “10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2017 filed November 9, 2017 (the “10-Q”). For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 10-K or 10-Q.
Form 10-K for Fiscal year Ended December 31, 2016
Notes to Consolidated Financial Statements
Note 7 — Income Taxes, page 33

1.
Given the significance of investment tax credits to your effective tax rate reconciliation, please tell us what consideration was given to disclosing your method of accounting for and amounts of investment tax credits. In addition, please expand your discussion and analysis in future filings to address all material factors impacting your income tax expense (benefit). Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Response: We respectfully acknowledge the Staff’s comments.

The effective tax rate reconciliation’s “Investment tax credit” is a result of the Company’s direct ownership interest in Cheniere Energy Partners, L.P. (“CQP” or the “Partnership”), a publicly traded partnership for tax purposes. During 2016, CQP generated energy credits allowed under Internal Revenue Code (“IRC”) §48. The net impact of the credit to the Company was $6.0 million. The Company uses the flow‑through method to account for the energy tax credits and acknowledges its requirement to disclose the method followed and amounts of investment tax credits pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740‑10‑50‑20, Income Taxes, if material.

Mr. William H. Thompson
Securities and Exchange Commission
December 13, 2017

Under tax law in effect on the date of this letter, the specific IRC §48 provision allowing the energy credit expired on December 31, 2016 and, assuming no change in tax law, there is no expectation of new and additional IRC §48 energy credits in periods subsequent to 2016. Therefore, we do not anticipate a similar reconciling item for the tax rate in future periods.

We considered the investment tax credit to be immaterial given the non-recurring nature of the $6.0 million net credit and the significant federal and state net operating loss carryforwards of approximately $1.7 billion and $2.1 billion, respectively. However, in response to the Staff’s comment, we acknowledge expanded discussion regarding the accounting for investment tax credits would provide insight regarding our consolidated effective tax rate. Although new energy credits are not anticipated in the future due to expiration of the authorizing tax law, in future filings, our effective tax rate reconciliation will include comparative period disclosure of (1) the accounting method associated with the credit and (2) the amount of the credit, as follows:

“The Company accounts for its federal investment tax credits under the flow-through method. At December 31, 2016, we had an investment tax credit carryforward of $7.3 million related to capital equipment placed in service by Cheniere Energy Partners, L.P.”

We acknowledge our requirement to disclose those items described in Item 303(a)(3) of Regulation S-K. In future filings, we will include an analysis of unusual or infrequent events or factors impacting our effective income tax rate to the extent such items materially affect income tax expense (benefit). We note our income tax expense was zero for the periods reported and management believes such a rate is not an unusual or infrequent event.

Form 10-Q for the Quarterly Period Ended September 30, 2017
Notes to Consolidated Financial Statements
Note 2 — Basis of Presentation, page 6

2.
Please explain to us the remaining basis difference associated with the Class B unit conversion which is being accreted into the suspended loss account over a remaining period of 31.8 years. Please include in your response your calculation of the total basis difference and the specific authoritative literature supporting your accounting.

Response: The Company applies the equity method of accounting for its limited partner ownership interest in CQP pursuant to the requirements of FASB ASC 323, Investments — Equity Method and Joint Ventures. The equity method of accounting requires that the Company’s investment in the Partnership be shown in its Consolidated Balance Sheets as a single amount. The Company’s initial investment in the Partnership was recognized at cost, and this carrying amount is increased or decreased to recognize the Company’s share of income or loss of the Partnership after the date of its initial investment in the Partnership’s units. As a result of the Company’s historical negative investment in the Partnership, in consideration of the Partnership’s return to profitability not being imminent, and because the Company is not obligated to fund losses or otherwise committed to provide further financial support, the Company had a zero investment balance in the Partnership recorded on the Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016 and had suspended the use of the equity method for any additional losses. Please refer to our correspondence with the Staff dated September 20, 2013, filed via EDGAR, for additional discussion of the Company’s initial negative basis investment in the Partnership and suspension of the use of the equity method to account for additional losses of the Partnership.

The Partnership has issued multiple forms of equity, including common units, Class B units and subordinated units (collectively, limited partner units), as well as general partner units.

The Company’s business has historically consisted of owning and holding limited partner common units, Class B units and subordinated units of the Partnership, along with cash or other property that we receive as distributions in respect of such units. On August 2, 2017, the Partnership’s Class B units held by the Company and other parties mandatorily converted into common units in accordance with the terms of CQP’s partnership agreement. The Class B units were subject to conversion, mandatorily or at the option of the holders of the Class B units under specified circumstances, into a number of common units based on the then-applicable conversion value of the Class B units. Class B units were not entitled to receive distributions until they converted into common units, except in the event of a liquidation or merger, combination or sale of substantially all of the Partnership’s assets. Class B units had a preference over the subordinated units in the event of a liquidation and did not meet the definition of common stock or in-substance common stock as

Mr. William H. Thompson
Securities and Exchange Commission
December 13, 2017

described in FASB ASC 323-10-15-13 through -15-15. Following conversion, our limited partner interest in the Partnership was reduced as a result of the greater proportionate share of converted Class B units held by external parties as compared to those held by the Company.

While FASB ASC 323-10-35-4 requires income or loss to be attributed to equity interest holders applying the equity method of accounting, it does not prescribe a method for making that attribution. Instead, FASB ASC 323 notes only “An investor’s share of the earnings or losses of an investee shall be based on the shares of common stock and in-substance common stock held by that investor.” Our historic attribution methodology reflected our view of the substance of CQP’s partnership agreement and rights of investors to reported income or loss of the Partnership. Prior to the conversion of the Partnership’s Class B units into common units, the Company recognized its share of income or loss of the Partnership on a pro rata basis of participating unitholder equity and did not allocate income or loss to non-participating outstanding Class B units. This attribution methodology, consistent with FASB ASC 970-323-35-17, Real Estate — General — Investments — Equity Method and Joint Ventures, reflects our view that attribution based on liquidation rights within the CQP partnership agreement is not substantive given expectations of Class B unit conversion and the resultant change in Class B unit cumulative profit allocation following conversion. We believe attribution based on investments that participate in earnings provides a better depiction of expected rights to equity earnings of the Partnership.

Subsequent to the issuance of common units following the occurrence of the Class B unit conversion event, the Company’s liquidation and unitholder participation rights in the Partnership changed and newly issued common units began participating in income and losses. The basis difference reflects the reallocation of historical Partnership losses based on our consistently applied policy of attributing income and loss to participating securities following Class B unit conversion. Specifically, the Company was historically allocated approximately 75 percent of the losses of the Partnership prior to Class B unit conversion based on its ownership stake in the participating common and subordinated units of the Partnership. Following conversion, the Company’s income or loss allocation approximates 49 percent based on its revised ownership stake in participating common and subordinated units. The initial basis difference of approximately $224 million reflects the impact of the reduced loss allocation (26 percent) relative to cumulative CQP losses of approximately $837 million during the period corresponding to the Company’s Class B unit ownership.

Consistent with FASB ASC 323-10-35-13, we account for the basis difference as if the Partnership were a consolidated subsidiary. The basis difference has been assigned to underlying assets of the Partnership and is being tracked separately in a memo account with the characterization preserved during our suspension of equity method accounting. The basis difference will be accreted on a straight-line basis over a remaining period of 31.8 years as of September 30, 2017, consistent with the manner in which the Partnership’s underlying assets to which the basis difference has been assigned are depreciated to CQP’s statement of operations.

* * * * *

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (713) 375-5282.

Very truly yours,

Cheniere Energy Partners LP Holdings, LLC

By:	/s/ Michael J. Wortley
Michael J. Wortley
Executive Vice President and Chief Financial Officer

cc:	Jack A. Fusco, Cheniere Energy Partners LP Holdings, LLC
Sean Markowitz, Cheniere Energy Partners LP Holdings, LLC
Leonard Travis, Cheniere Energy Partners LP Holdings, LLC